FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2009
23 October 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

1       Press release of British Sky Broadcasting Group plc announcing 1st Quarter Results released on 23 October 2009

BRITISH SKY BROADCASTING GROUP PLC

Results for the three months ended 30 September 2009

sTRONG start to the year

Progress against our priorities

•	Acceleration of customer growth with net additions of 94,000 to reach 9.536 million households

•	Strong demand for Sky+HD with 287,000 net additions, a threefold increase on the prior year, to reach a total of 1.6 million households

•	Increased percentage of customers taking TV, broadband and telephony to 17%; up from 12% in the prior year

•	Good progress in the roll-out of our new voice network; over 70% of exchanges now upgraded and enabled for full unbundling

•	Wider access to Sky channels with agreement to launch Sky Player on Fetch TV in early 2010 and on Xbox consoles later this year

Strong Financial Performance

•	Double-digit revenue and earnings growth

•	Group revenue up 10% to £1,380 million, with 15% growth in retail subscription revenue reflecting growth in customers and product penetration

•	Adjusted operating profit up by 9% to £198 million including the upfront cost of strong demand for Sky+HD; reported operating profit up by 11% to £198 million

•	Continued progress in broadband and telephony

•	Adjusted basic EPS growth of 15% to 7.0 pence; basic EPS of 7.4 pence

Note: See page 2 for financial highlights and reconciliation of non-GAAP measures

Results highlights

Customer Metrics (unaudited)

	Quarterly Net Additions		Closing Base
'000s	30-Sep-09	30-Sep-08	30-Sep-09
Net Customer Additions	94	87	9,536
Additional products
Sky+	411	421	5,902
Multiroom	62	51	1,897
Sky+HD	287	93	1,600
Broadband	100	164	2,303
Telephony	132	120	1,982
Line-rental	209	78	1,126
Other KPIs
Gross additions for the quarter (000)	362	334
Churn for the quarter (annualised %)	11.3%	10.9%
ARPU(4) (£)	£469	£430

Business Performance (unaudited)

£'millions	3 months to Sep-09	3 months to Sep-08	% movement
Revenue	1,380	1,249	10%
Adjusted operating profit(1)	198	182	9%
% Adjusted Operating Profit Margin(1)	14.3%	14.6%
Adjusted EBITDA(1)	279	249	12%
Adjusted basic earnings per share(2)	7.0p	6.1p	15%
Net debt(3)	1,857	1,906	-3%

Statutory Results (unaudited)

£'millions	3 months to Sep-09	3 months to Sep-08	% movement
Revenue	1,380	1,249	10%
Operating profit	198	179	11%
Cash generated from operations	113	153	-26%
Basic earnings per share	7.4p	4.2p	76%

1  Adjusted earnings before joint ventures, interest, taxation, depreciation and amortisation (EBITDA) and adjusted operating profit for the three months ended 30 September 2008 exclude EDS legal costs of £3 million. There are no adjusting items for the three months ended 30 September 2009.

2 Adjusted basic earnings per share (EPS) for the three months ended 30 September 2009 is based on adjusted profit for the period which excludes a £9 million gain relating to remeasurement of all derivative financial instruments (not qualifying for hedge accounting) (September 2008: £1 million loss) and related tax effects. Adjusted basic EPS for the three months ended 30 September 2008 is based on adjusted profit for the period which excludes adjusting items as detailed in note (1), a £24 million impairment relating to the Group's investment in ITV, a charge of £6 million relating to a deferred tax write-off, and related tax effects.

3 Net debt is defined as borrowings (£2,343 million), net of cash and cash-equivalents (£282 million), and borrowings-related financial instruments (£204 million).

4 Average revenue per user (ARPU) is defined as the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.

Jeremy Darroch, Chief Executive, said:

"Our business has made a good start to our 2010 financial year with another quarter of strong results. In what continues to be a tough economic environment, we have increased the number of customers joining Sky. High definition has continued to perform very well and more customers are saving money by choosing Sky for each of TV, broadband and telephony.

"The strong operational performance is reflected in today's financial results. We absorbed the short-term costs of customer demand and delivered double-digit revenue growth, 9% growth in operating profit, and 15% growth in EPS.

"As the year continues, we'll maintain a clear focus on our customers and on delivering on our priorities, all with the aim of building a larger, more profitable, and better business."

OPERATIONAL REVIEW

In the three months to 30 September 2009 ("the quarter"), we continued to see strong demand for our products as customers responded to the choice, quality and value we offer in home entertainment and communications.

Net additions for the quarter were 94,000, up 8% year on year, taking the base to 9.536 million customers. Gross additions of 362,000 were 8% higher year on year with strong demand for HD and a continued response to great value broadband and talk. Churn was also higher at 11.3% reflecting a number of important operational decisions implemented in the quarter, against a challenging economic backdrop. We increased pricing on the DTH subscription; we restricted payment options available to customers in arrears wanting to rejoin Sky; and we swapped-out seven million viewing cards across the base as part of a routine replacement to maintain high standards of platform security.

We continued to make good progress on our objective of increasing product penetration. We sold over a million subscription products in the quarter, an increase of more than 70% year on year. Within this was a particularly strong performance in Sky+HD, telephony and line rental. In addition, the removal of our standalone 'free' broadband product in March 2009 also benefited the year on year performance. As a result ARPU increased by £39 year on year to reach £469.

Strong Demand for Sky+HD

We continue to see strong demand for our high quality and great value Sky+HD service, with the customer base more than doubling over the last 12 months. During the quarter we added a further 287,000 Sky+HD customers - a threefold increase on the prior year - to reach 1.6 million households.

Underpinning this performance is our innovative Sky+ technology, the enhanced picture and sound quality of HD, and our outstanding range of content from great brands. Sky+HD customers can choose from 34 channels from high quality brands spanning sports, movies, arts, drama, kids and documentaries. And now with the addition of ESPN HD, all Premier League games are available to customers in high definition.

Sky+HD was the principal driver behind growth in Sky+, which reached 5.902 million households this quarter and surpassed 60% penetration of the base.

Broadband and Telephony Opportunity

Customers continue to respond to our great value offering in broadband and telephony and we continue to build scale, reaching 2.303 million broadband and 1.982 million telephony customers. In addition, we continue to see strong demand for our line rental product, adding 209,000 customers in the quarter and surpassing one million customers. Overall, 17% of our customers now choose Sky for all three of TV, broadband, and telephony, helping us to deepen the relationship in the home and establish Sky as the entertainment and communications provider of choice. While this represents good progress, there is still considerable headroom for growth.

We are making good progress on improving the returns on our investment in broadband and telephony. Higher penetration of telephony products, combined with a continued focus on cost efficiency, saw operating losses for the quarter almost halve year on year - to £19 million. This was despite the costs associated with migrating existing customers from partial to full unbundling. At 30 September we had enabled over 70% of our exchanges and had more than 150,000 fully unbundled customers.

Increased Breadth and Depth of Content

Following an exceptionally strong summer of sport with The Ashes and the British & Irish Lions tour of South Africa, we made a strong start to the new Premier League season, with record audiences in the opening weekend. In addition, there is now more high quality content available to Sky Sports customers than ever before, with more Champions League games and the addition of the Scottish Premier League, all available in high definition.

Sky Movies viewing audiences were higher year on year, with the launch of the 'Comic Book Heroes' season, featuring premieres of 'The Dark Knight' and 'Hancock'. In entertainment, we have acquired the award winning US drama 'In Treatment' and have commissioned our third adaptation of a Terry Pratchett novel 'Going Postal' and a new show 'Got To Dance' with Davina McCall.

As part of our commitment to making Sky content available across a broad range of platforms, we announced an agreement with IP Vision in October to make our online TV service, Sky Player, available via IP Vision's hybrid DTT/IPTV device, Fetch TV. From early 2010, the service will provide access to some of Sky's most popular channels, including Sky Sports, Sky Movies and a range of other pay TV channels. In addition, Sky Player will soon become the UK's first linear pay TV service available via a games console, with millions of Xbox customers able to access it later this year. Sky Player will also be preloaded as part of Microsoft's Windows Media Centre software.

Our online music service, Sky Songs, also launched this month giving users access to an outstanding catalogue of over four million tracks, from every major music label and a comprehensive range of independents. For a monthly subscription, users can access advertising-free and unlimited streaming, as well as a defined number of download-to-own tracks.

The Bigger Picture

As part of our commitment to developing Sky's long term sustainability, we delivered a number of major initiatives in the quarter through our Bigger Picture programme, which focuses on three areas - helping to produce a healthy environment, promoting participation in sport, and opening the arts to more people. During the quarter, more than 100,000 people in four major cities took to traffic-free roads on their bikes at Skyride events as we started to work towards our goal of getting one million more people cycling by 2013. Sky Arts brought Antony Gormley's ground-breaking 'One and Other' from Trafalgar Square's Fourth Plinth to millions on screen and online, with a 24 hour live webcast and on air weekly shows during the 100 days of the project. To raise awareness of and support efforts to stop tropical deforestation, we supported The Prince's Rainforest Project's 'Rainforest SOS' campaign on screen. On 21st October we launched a major new consumer campaign in conjunction with WWF, Sky Rainforest Rescue, with the aim of helping to save one billion trees in the Amazon rainforest. The three year project will call on the British and Irish public to donate money, which Sky will match pound for pound up to the joint target of £4 million. We will drive awareness of the campaign and of the wider issue of deforestation through our programming and other communication channels. The project forms part of a new set of commitments from Sky to help tackle climate change, including new targets to further reduce our carbon footprint.

FINANCIAL SUMMARY

Our financial performance for the three months was strong, with good growth in revenue, operating profit and EPS.

Total revenue growth of 10% was the product of a particularly good performance in our retail subscription business, up 15%, offset by lower growth in other categories.

Adjusted operating profit was up by 9% higher year on year, as higher revenues and continued focus on costs helped to mitigate the upfront costs of successfully adding new customers and significantly increasing subscription product penetration - each of which enhance the future earnings capacity of the business.

We maintain a tight focus on costs, with administration costs for the quarter held flat for the second year in a row. In addition, quarterly broadband and telephony losses almost halved year on year to £19 million on a revenue base of £135 million, benefiting from customer growth, increased penetration of Sky Talk, higher line rental pricing and a continued focus on operational efficiency. Easynet losses also reduced to £7 million.

Revenue

In order to provide a presentation more reflective of the size of the relative revenue streams, Sky Bet revenue (£11m) is now included within the other revenue category and Easynet revenue (£50 million) is shown separately. A reconciliation of this adjustment is provided in Appendix 2.

Group revenue increased to £1,380 million (2009: £1,249 million), up 10% year on year.

Retail subscription revenue increased by 15% to £1,115 million (2009: £971 million), reflecting continued customer growth and strong take up of subscription products; in particular Sky+HD and our line rental product.

Wholesale subscription revenue increased by £12 million to £55 million (2009: £43 million), reflecting the return of Sky's basic channels to Virgin Media's platform in November 2008. In advertising, we continue to outperform the overall sector, with revenue falling by 4% to £65 million (2009: £68 million), compared to an estimated overall decline of 13% in the TV advertising sector.

Installation, hardware and service revenue was £46 million (2009: £61 million), with growth in Sky+HD volumes from both new and existing customers offset by lower prices paid by customers for boxes.

Easynet revenue increased by 6% to £50 million (2009: £47 million), with continued growth in corporate customers in the global networks division.

Other revenue of £49 million (2009: £59 million) decreased due to lower third-party set top box sales by Amstrad and the loss of conditional access fees from Setanta.

Costs and Operating Profit

Programming costs increased by £33 million to £439 million (2009: £406 million) primarily due to securing new or additional rights to show Champions League and Scottish Premier League football, the Rugby Super League and higher costs for the Football League. The increase also reflects payments to ESPN under the agreement whereby Sky retails ESPN's new channels to its customers.

Direct network costs (classified as Transmission costs for statutory purposes) increased to £118 million (2009: £79 million), reflecting significantly higher volumes of broadband and telephony customers, costs associated with the additional 896,000 line rental customers year on year, and the connection of those households that do not already have an active phone line. Also included were the costs of migrating existing customers to our fully unbundled network.

Marketing costs increased by £37 million to £245 million, reflecting both the higher volume of Sky+HD sales achieved in the quarter (194,000 higher year on year) and the higher subsidy following our move to a £49 retail price for a Sky+HD box in January 2009.

Net investment in the growth of Sky+HD in the quarter was around £50 million higher year on year, with a threefold increase in sales and the increased box subsidy following the move to a retail price of £49 in January 2009. The average subscriber acquisition cost for Sky+HD across new customer sales and existing customer upgrades has been in line with our expectations.

Subscriber management and supply chain costs increased by £7 million to £162 million in the context of significantly higher activity in the business overall. This included the direct costs of a routine replacement of seven million viewing cards and a higher volume of calls handled in relation to the roll-out of both our line-rental product and the launch of ESPN and ESPN HD to Sky customers. In addition, and as previously announced, the current year includes fixed costs relating to the creation of almost 1,000 new customer facing roles since January 2009, to support the anticipated acceleration in demand for Sky+HD.

Each of Administration costs and Transmission, technology and fixed network costs (excluding direct network costs as detailed above) were held flat year on year as we continue to hold the rate of growth in central costs below the rate of sales growth.

Earnings

Profit before tax in the period of £180 million (2009: £129 million) included the Group's share of joint ventures' profits of £6 million (2009: £4 million) and a net interest charge of £24 million (2009: £30 million). The prior year also included an impairment charge of £24 million in relation to our investment in ITV.

Taxation for the period was £52 million (2009: £56 million) and, on an adjusted basis, resulted in an effective rate of 29%.

Adjusted profit for the period was £121 million (2009: £106 million), generating an adjusted basic earnings per share of 7.0 pence (2009: 6.1 pence). Including all exceptional items, profit for the period was £128 million (2009: £73 million), generating basic earnings per share of 7.4 pence (2009: 4.2 pence).

The issued share capital at the start and end of the period was 1,753 million shares of 50 pence. Over the entire period the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the settlement of employee share awards was 1,741 million.

Cash Flow and Financial Position

Cash generated from operations of £113 million (2009: £153 million) included a working capital outflow of £174 million (2009: outflow £103 million), impacted by seasonal outflows and one-off factors, including an earlier payment to the Football League than in the prior year. We expect this outflow to substantially reverse in the second quarter. After interest, cash taxes, and capital expenditure net cash outflow was £137 million (2009: outflow of £57 million). Net debt as at 30 September 2009 was £1,857 million (2009: £1,906 million).

Exceptional Items

Net interest included a £9 million gain relating to the remeasurement of derivative financial instruments not qualifying for hedge accounting (2009: £1 million loss).

Results in the prior year included an exceptional charge of £3 million within administration costs, relating to the legal expenses of the Group's claim against EDS, who provided services relating to past investment in customer relationship management systems software and infrastructure; an adjustment of £6 million relating to a deferred tax write-off following a change in law in the period in respect of industrial building allowances; an impairment loss of £24 million relating to the Group's investment in ITV, and related tax effects.

Enquiries:

Analysts/Investors:

Francesca Pierce	Tel:	020 7705 3337
Lang Messer	Tel:	020 7800 2657

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser	Tel:	020 7705 3036
Bella Vuillermoz	Tel:	020 7800 2651

E-mail: corporate.communications@bskyb.com A conference call for UK and European analysts and investors will be held at 08.30 a.m. (BST) today. To register for this, please contact Yasmin Charabati or Emily Dimmock at Finsbury on +44 20 7251 3801 or at bskyb@finsbury.com. A live webcast of this call and supporting materials will be available on Sky's corporate website, http://www.sky.com/corporate . A replay will be subsequently available.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Diver at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and supporting materials will be available on Sky's corporate website, http://www.sky.com/corporate . A replay will be subsequently available.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+, Sky+HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on the significant risks and uncertainties are described in the "Principal risks and uncertainties" section of Sky's Annual Report on form 20-F for the full year ended 30 June 2009. Copies of the Annual Report on form 20-F are available from the British Sky Broadcasting Group plc web page at www.sky.com/corporate . All forward-looking statements in this presentation are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary and Terms

For a description of terms please refer to the Glossary section of Sky's Annual Report on form 20-F for the full year ended 30 June 2009.

Appendix 1 - Consolidated Financial Information

Consolidated Income Statement for the three months ended 30 September 2009
	Notes	2009/10 Three months ended 30 September £m (unaudited)	2008/09 Three months ended 30 September £m (unaudited)

Revenue	1	1,380	1,249
Operating expense	2	(1,182)	(1,070)

EBITDA		279	246
Depreciation and Amortisation		(81)	(67)

Operating profit		198	179

Share of results of joint ventures and associates		6	4
Investment income		1	19
Finance costs		(25)	(49)
Impairment of available-for-sale investment		-	(24)
Profit before tax		180	129

Taxation		(52)	(56)
Profit for the period		128	73

Earnings per share from profit for the period (in pence)
Basic	3	7.4	4.2
Diluted	3	7.3	4.2

Adjusted earnings per share from adjusted profit for the period (in pence)
Basic	3	7.0	6.1
Diluted	3	6.9	6.1

Notes:

1. Revenue
	2009/10 Three months ended 30 September £m (unaudited)	2008/09 Three months ended 30 September £m (unaudited)

Retail subscription	1,115	971
Wholesale subscription	55	43
Advertising	65	68
Easynet	50	47
Installation, hardware and service	46	61
Other	49	59
	1,380	1,249

2. Operating expense
	2009/10 Three months ended 30 September £m (unaudited)	2008/09 Three months ended 30 September £m (unaudited)

Programming	439	406
Transmission, technology and networks	207	168
Marketing	245	208
Subscriber management and supply chain	162	155
Administration	129	133
	1,182	1,070

3. Earnings per share
	2009/10 Three months ended 30 September Millions of shares	2008/09 Three months ended 30 September Millions of shares
The weighted average number of ordinary shares for the period was
Ordinary shares	1,753	1,753
ESOP trust ordinary shares	(12)	(11)

Basic shares	1,741	1,742

Dilutive ordinary shares from share options	11	5

Diluted shares	1,752	1,747

Basic and diluted earnings per share is calculated by dividing profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the period which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2009/10 Three months ended 30 September £m (unaudited)	2008/09 Three months ended 30 September £m (unaudited)
Reconciliation from profit for the period to adjusted profit for the period
Profit for the period	128	73
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(9)	1
Deferred tax write off following change in legislation	-	6
Legal costs relating to ongoing claim against EDS	-	3
Impairment of available-for-sale investment	-	24
Tax effect of above items	2	(1)
Adjusted profit for the period	121	106

Appendix 2 - Re-analysis of reported revenue by category

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.

	Three months to 30 September 2009	Transfer of Sky Bet	Separate Easynet	Three months to 30 September 2009 Re-analysed
	£ million	£ million	£ million	£ million
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Retail Subscription	1,117		(2)	1,115
Wholesale Subscription	55			55
Advertising	65			65
Sky Bet	11	(11)		-
Easynet	-		50	50
Installation, hardware and service	46			46
Other	86	11	(48)	49
	1,380	-	-	1,380

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 23 October 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary